DATASCENSION
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VIA EDGAR AND TELEFAX
(202) 772-9210

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4561

Re: Datascension, Inc., Form 8-K, Filed October 16, 2007, File No. 000-29087

Dear Mr. Kronforst:

We are in receipt of your letter to us, dated October 18, 2007, regarding the Form 8-K we filed on October 16, 2007 (the "8-K"). We thank you for taking the time to review the filing and providing your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, hereinbelow is your comment (bolded), and our response.

Form 8-K Filed October 16, 2007

1. Please amend your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing. See paragraph (a)(3) of Item 4.02.

As of the date of filing the Form 8-K, we had not contacted our independent auditor but instead I and our new consultant, who is slated to become our CFO next year, contacted our former accounting consultant, who had prepared the financial statements in question, and he concurred with our finding. However, after receiving your comment, we sought out our independent auditor, and finally reached him on October 30, and he has concurred with our finding. We have accordingly updated our Form 8-K and a marked copy of the amended filing is attached hereto.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

DATASCENSION
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(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

D. Scott Kincer

cc: Jolie Kahn, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2007

DATASCENSION INC.
(Exact name of Registrant as specified in charter)

Nevada	0-29087	87-0374623
(State or other jurisdiction of incorporation)	Commission File Number)	(I.R.S. Employer identification)

407 W. Imperial Hwy, Suite H314Brea, CA 92821
(Address of principal executive offices) (Zip code)

Registrant's Address and Telephone number, including area code: 714-482-9750

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Upon review and after discussion with Datascension's former outside accounting consultant (but not the Company's independent auditor), on October 10, 2007, the Company's Board of Directors determined that write off of a convertible note, in the audited financial statements for the year ended December 31, 2006 was incorrect, along with necessary readjustment of several other nonmaterial matters. The changes are as follows in the paragraphs below:

The net loss for 2006 was originally $232,326, while the 2006 restated loss is reported as $1,140,428, an increase of $908,101. This is due to a decrease in interest income related to the convertible debt of $832,594, as well as an increase in other expenses of $35,000, and an increase in selling, general and administrative expenses of $40,507.

On the 2006 balance sheet, the restatement resulted in the increase in accounts payable $35,000, the increase in long term notes payable of $832,594, and a decrease in accounts receivable of $40,507.

The basic loss per share increased from the previously reported $0.01 per share to $0.04 per share for the year ended December 31, 2006, while the diluted loss per share increased from the previously reported $0.01 per share to $0.03 per share.

On October 30, 2007, the Company's CEO, duly authorized, and the Company's current outside accounting consultant, along with the former accounting consultant, spoke with the Company's independent auditor, who concurred with the Company's conclusions and proposed changes to its financial statements, as detailed above. The Company's independent auditor will issue an amended report accordingly, and the Company will amend its Form 10-KSB for the year ended December 31, 2006, and its

Deleted: ¶

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 to reflect the aforementioned adjustments.

SIGNATURES:

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 5, 2007

Deleted: October 12

Datascension Inc.

By: /s/ Scott Kincer

Scott Kincer, President/CEO